FORM 6-K//A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

CALL NOTICE ANNUAL AND EXTRAORDINARY GENERAL MEETING

The shareholders (“Shareholders”) of Companhia Brasileira de Distribuição (“Company”) are hereby called to the Annual and Extraordinary General Meeting (“General Meeting”) to be held, exclusively digital, on April, 27th, 2022, at 3:00 p.m., in order to resolve on the following Agenda:

At the Annual Shareholders Meeting.

I.	Review of the management‟s accounts, as well as examination, discussion and voting of the Company‟s management Report and Financial Statements for the fiscal year ended December 31, 2021;

II.	Resolve on the proposal for allocation of profit for the fiscal year ended December 31, 2021;

III.	Determine that the Board of Directors be composed by nine (9) members in the new mandate;

IV.	Resolve on the proposal for appointment of the members of the Board of Directors and appointment of the President and Co-Vice Presidents.

V.	Determination of the annual global compensation of the members of Company’s management and Company’s fiscal council, in case the Shareholders request its installation.

At the Extraordinary General Meeting:

I.	Resolve on the proposal for the reallocation of amount to BRL 1,843,934,426.56 , resulting from tax incentives granted to the Company from the years of 2017 to 2020, initially destined for the Expansion Reserve provided in the Company’s By-Laws, to the Reserve of Tax Incentives in accordance with Article 195- A of Law No. 6,404 of December 15, 1976, as amended;

II.	Re-ratification of the annual compensation of the Board of Executive Officers for the year 2021;

III.	Resolve on the proposal of amendment and restatement of the By-laws of the Company to reflect the capital increases approved by the Board of Directors.

The minimum percentage to require the multiple vote system to elect the members of the Board of Directors will be 5%, in accordance with CVM Instruction 165. The request of such multiple vote process must be made in writing to the Company until 48 hours in advance to the date scheduled for the General Meeting.

We hereby inform that all documents related to the resolutions that will be voted on at General Meeting called hereby available to the Shareholders at the Company’s headquarters, on the investor relation’s website of the Company (www.gpari.com.br), and on the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and of B3 (www.b3.com.br), all documentation pertinent to the matters that will be deliberated on the General Meeting, including the management proposal and manual to attend this General Meeting ("Management Proposal” and “Manual for Attendance").

Participation in the General Meeting via electronic system:

Shareholders who wish to participate in the General Meeting through the digital platform must access the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=580E807EA785, complete their registration and attach all documents necessary for your qualification to participate and / or vote in the General Meeting, as indicated below, with at least 2 (two) days in advance of the date designated for the General Meeting, that is, until April 25, 2022 After the approval of the registration by the Company, the Shareholder will receive his login and individual password to access the platform through the e-mail used for registration.

The following documents must be sent by the shareholders through the eletronic address indicated above:

(a)	Updated extract containing the respective shareholding issued by the custodian body no later than three (3) days in advance of the General Meeting;

(b)	For individuals: identity document with shareholder picture;

(c)	For legal entities: (i) restated bylaws or articles of association, and corporate documents proving the shareholder's legal representation; and (ii) identity document with photograph of the legal representative;

(d)	For investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy and corporate documents proving the powers of representation; and

(iii) identity document with photograph of the fund’s legal representative;

(e)	if any of the Shareholders indicated in items (b) a (d) above is represented by a proxy, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation at the General Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this General Meeting, the Company will accept powers of attorney granted by Shareholders electronically, preferably signed using the ICP-Brazil certification.

Participation in the General Meeting by means of a distance voting ballot:

Pursuant to CVM Instruction 481, and as detailed in the Management Proposal and Manual for Attendance, Shareholders who have an interest in exercising their right to vote through the distance voting bulletin shall send the voting instructions: (a) directly to the Company by e- mail, accompanied by the documents indicated in the items (a) and (e) above or (b) through (i) their respective custodian agents (if they provide this type of service) or (ii) to the Share Registry Agent, through the channels it makes available.

In all cases, for the Distance Voting Ballotin to take effect, April 20, 2022 (i.e. 7 (seven) days before the date of the General Meeting) shall be the last day for receipt by one of the above forms, and not the last day for its submission. If the Distance Voting Bulletin is received after April 20, 2022, votes will not be counted.

The Company will not require the physical delivery of the document and any other formalities that are provided for in the Company's Reference Form, as set forth in the Management Proposal and Manual for Attendance. Therefore, in case of any discrepancies between the Management Proposal and Manual for Attendance and item 12.2 of the Company’s Reference Form with regards to the documentation and formalities required to attend the Company’s general meetings, the terms of the Management Proposal and Manual for Attendance shall prevail.

Detailed information on the participation of the shareholder directly, by its legal representative or duly appointed attorney-in-fact, as well as the rules and procedures for participation and/or remote voting at the General Meeting, including guidelines for sending the Bulletin and also, guidelines on access to the digital platform and rules of conduct to be adopted at the General Meeting are set out in the Management Proposal and Manual for Attendance.

This Call Notice substitutes the Call Notice disclosed on March 28, 2022.

São Paulo, April 5, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer of GPA

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 6, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.